UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission File Number 0-11595

The Merchants Bank 401(k)
Employee Stock Ownership Plan
(Full Title of the Plan)

Merchants Bankshares, Inc.
(Name of issuer of the securities held pursuant to the plan)

275 Kennedy Drive
South Burlington, Vermont 05403
(Address of principal executive office)

Total Number of Pages in File: 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Merchants Bank 401(k) Employee Stock Ownership Plan

Date 7/30/2014

By /s/ Jacqueline Dragon
Jacqueline Dragon
HR Director of Merchants Bank,
sponsor of The Merchants Bank
401(k) Employee Stock Ownership
Plan

Date ____________

By /s/ Janet Spitler
Janet Spitler
CFO of Merchants Bank,
sponsor of The Merchants Bank
401(k) Employee Stock Ownership
Plan

The Merchants Bank 401(k) Employee Stock Ownership Plan
December 31, 2013 and 2012

TABLE OF CONTENTS

McSOLEY McCOY & CO.
Certified Public Accountants and Business Advisors

Report of Independent Registered Public Accounting Firm

To the Retirement Committee
The Merchants Bank 401(k) Employee Stock Ownership Plan
South Burlington, Vermont

Report on the Financial Statements

We have audited the accompanying financial statements of The Merchants Bank 401(k) Employee Stock Ownership Plan (the "Plan"), which comprise the statements of net assets available for plan benefits as of December 31, 2013 and 2012 and the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

118 TILLEY DRIVE, SUITE 202, SOUTH BURLINGTON, VERMONT 05403
PHONE 802.658.1808 FAX 802.658.1779 WEB WWW.CPAVT.COM

MCSOLEY MCCOY & CO.
Certified Public Accountants and Business Advisors

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Merchants Bank 401(k) Employee Stock Ownership Plan as of December 31, 2013 and 2012, and the changes in its net assets available for plan benefits for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion of the financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the 2013 basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the 2013 basic financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2013 basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the 2013 basic financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the 2013 basic financial statements taken as a whole.

McSoley McCoy & Co.

July 31, 2014
VT Reg. No. 92-349

THE MERCHANTS BANK 401(K) EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2013 and 2012

	2013	2012
Assets:		
Investments:		
Corporate stock - Merchants Bancshares, plan sponsor	$ 10,395,686	$ 8,900,434
Equity mutual funds	35,336,557	29,659,719
Money market funds	1,789,139	1,656,921
Total investments	47,521,382	40,217,074
Notes receivable	727,932	719,080
Net assets available for plan benefits	$ 48,249,314	$ 40,936,154

The accompanying notes are an integral part of these financial statements.

THE MERCHANTS BANK 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 3,874,918	$ 1,902,678
Net appreciation (depreciation) in corporate stock	2,035,891	(835,469)
Interest and dividend income	1,864,102	1,945,435
Total investment income	7,774,911	3,012,644
Contributions:		
Participant contributions	1,225,188	1,238,427
Rollover contributions	88,103	114,750
Employer contributions	563,656	578,023
Total contributions	1,876,947	1,931,200
Total additions, net	9,651,858	4,943,844
Deductions from net assets attributed to:		
Benefits paid to participants	(2,323,599)	(2,386,101)
Fees	(15,099)	(10,204)
Total deductions	(2,338,698)	(2,396,305)
Net increase for the year	7,313,160	2,547,539
Net assets available for plan benefits:		
Beginning of the year	40,936,154	38,388,615
End of the year	$ 48,249,314	$ 40,936,154

The accompanying notes are an integral part of these financial statements.

(1) Description of Plan

The following description of The Merchants Bank 401(k) Employee Stock Ownership Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General - Effective January 1, 1990, The Merchants Bank ("the Bank") established The Merchants Bank 401(k) Employee Stock Ownership Plan, as a replacement plan for The Merchants Bank Employee Stock Ownership Plan originally established January 1, 1980. The trustee of the Plan is the Charles Schwab Trust Company ("the Trustee"). The Plan covers the employees of the Bank and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b) Eligibility - All employees at least nineteen years old are eligible to participate in the Plan on the first entry date following the date the employee has completed one month of service regardless of the hours of service. The entry dates are the first of each month.

(c) Contributions - Contributions to the Plan are made by both the Bank and employees. An employee may elect to contribute a percentage of his or her compensation not to exceed 75%. The Bank's matching contribution is made on a discretionary basis, as a percentage of employee contributions or in any amount set by the Board of Directors of the Bank annually and communicated to the participants prior to the first day of the Plan year to which the Bank matching contribution shall apply. Employees become eligible for the Bank's matching contribution after 6 months of service. In addition, employees can make a supplemental contribution which will not be matched by the Bank. In 2013 and 2012, the Bank matched employee contributions each pay period at 100% ($1.00 for each $1.00) up to 3.0% of compensation and 50% ($0.50 for each $1.00) up to the next 3% of compensation for a maximum of 4.5%. Contributions are subject to certain Internal Revenue Service limitations.

(d) Participant Accounts - Each participant's account is credited with the participant's basic and any rollover or after-tax contributions and his or her allocation of (a) the Bank's contribution; and (b) investment earnings. The allocation of the Plan's earnings is based on participants' account balances. Participants direct contributions among a number of investment choices. Bank contributions are automatically invested in accordance with the participant's investment direction for his or her account. The Plan no longer offers the Merchants Bancshares as an investment choice for participants.

(e) Vesting - Participants are immediately vested with respect to their contributions and the Bank's matching contributions made after December 31, 1989.

(f) Forfeitures - Forfeitures are used to reduce Plan administrative expenses or Bank contributions.

(g) Payment of Benefits and Withdrawals - Distributions from the Plan will be made in cash and or Merchants Bancshares, Inc. common stock, based on the participant's election at the time of distribution.

Description of Plan (continued)

(h) Notes Receivable - Participants may borrow against their accounts. Loans shall not be less than $1,000 nor greater than the lesser of (1) $50,000, reduced by the excess of the highest outstanding loan balance during the preceding twelve month period over the outstanding loan balance on the date the loan is made, or (2) one half of the present value of the participant's vested nonforfeitable accrued benefits under the Plan. Loans carry an annual interest rate of 1% over the Bank's prime rate. Only two loans per participant may be outstanding at any time. Loans are repaid over a period not greater than 60 months.

(i) Administrative Expenses - Certain recordkeeping expenses are paid by the Plan. In general, all other administrative expenses are paid for by the Plan sponsor.

(2) Summary of Significant Accounting Policies

(a) Accrual Basis - The accounting records of the Plan are maintained on the accrual basis of accounting.

(b) Investments and Investment Income - Investments are held and maintained by the Plan trustee and are reported at fair value. Investments are valued at quoted market prices in an active market.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(c) Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Risks and Uncertainties - The Plan provides for various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

(e) Payment of Benefits - Benefit payments are recorded when paid.

(f) Notes Receivable - Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Summary of Significant Accounting Policies (continued)

(g) Subsequent Events - In accordance with ASC 855, the plan evaluated subsequent events through July 31, 2014, the date the Plan's financial statements were available to be used and no events or transactions occurred.

(3) Investments

The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, are as follows:

	2013	2012
Merchants Bancshares		
(310,319 shares in 2013 and 332,474 shares in 2012)	$10,395,686	$ 8,900,434
PIMCO Total Return Fund		
(618,822 shares in 2013 and 571,782 shares in 2012)	6,615,212	6,433,830
Selected American Shares Fund		
(55,014 shares in 2013 and 49,565 shares in 2012)	2,766,628	2,068,001
Loomis Sayles Bond Fund		
(193,218 shares in 2013 and 183,130 shares in 2012)	2,929,192	2,767,948
Touchstone Sands Capital Fund		
(125,031 shares in 2013 and 132,507 shares in 2012)	2,793,189	2,268,352
Vanguard 500 Index Signal		
(38,936 shares in 2013 and 19,522 shares in 2012)	5,479,119	2,119,399

(4) Fair Value Measurements

FASB ASC 820, *Fair Value Measurements,* establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Fair Value Measurements (continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012:

Mutual funds, money market fund and stock: valued at the closing price reported on the active market on which the individual securities are traded.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013 and 2012:

		Fair Value Measurements Using:	
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
December 31, 2013			
Mutual funds:			
Bond	$ 12,343,967	$ 12,343,967	$ -
Foreign	5,007,372	5,007,372	-
Large growth	13,410,693	13,410,693	-
Mid cap blend	3,048,099	3,048,099	-
Other	1,526,426	1,526,426	-
Stock – Plan Sponsor	10,395,686	10,395,686	-
Money market	1,789,139	1,789,139	-
Total	$ 47,521,382	$ 47,521,382	$ -

Fair Value Measurements (continued)

	Fair Value	Fair Value Measurements Using: Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
December 31, 2012			
Mutual funds:			
Bond	$ 12,418,508	$ 12,418,508	$ -
Foreign	3,974,646	3,974,646	-
Large growth	10,692,096	10,692,096	-
Mid cap blend	1,651,086	1,651,086	-
Other	923,383	923,383	-
Stock – Plan Sponsor	8,900,434	8,900,434	-
Money market	1,656,921	1,656,921	-
Total	$ 40,217,074	$ 40,217,074	$ -

(5) Income Tax Status

The Plan obtained its latest determination letter dated September 14, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes have been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of American require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(6) Related Party Transactions

At December 31, 2013 and 2012, participant directed investments included $10,395,686 and $8,900,434, respectively, of Merchants Bancshares, Inc. common stock, the Plan sponsor's parent. These amounts represent 22% and 22% of the net assets available for plan benefits at December 31, 2013 and 2012, respectively. This concentration of investment in stock of the Plan sponsor could potentially expose the Plan to more risk.

Certain Plan investments are shares of mutual funds managed by Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(7) Plan Termination

The Bank intends to continue the Plan indefinitely; however, the Plan is voluntary on the part of the Bank and the Bank reserves the right to modify or terminate the Plan at any time. In the event of Plan termination, participants will remain 100% vested in their accounts, net of any expense to the Plan.

(8) Withdrawing Participants

All participants who have withdrawn from the Plan and requested their benefits have been paid as of December 31, 2013.

THE MERCHANTS BANK 401(K) EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H. Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

Plan Sponsor : Merchants Bank

Administrator's EIN: 03-0141230
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Schwab Retirement Advantage Money Fund	1,789,139 Units		$ 1,789,139
*	Merchants Bancshares	310,319 Shares		10,395,686
	BlackRock Inflation Protected Bond Fund	30,395 Shares		327,654
	Harbor International Fund	23,026 Shares		1,635,100
	Lazard International Strategic Equity Portfolio	82,520 Shares		1,193,232
	Loomis Sayles Bond Fund	193,218 Shares		2,929,192
	Oakmark Fund	37,274 Shares		2,371,757
	Oakmark Global Fund	51,175 Shares		1,542,932
	PIMCO Total Return Fund	618,822 Shares		6,615,212
	Selected American Shares Fund	55,014 Shares		2,766,628
	Touchstone Sands Capital Fund	125,031 Shares		2,793,189
	Vanguard Life Strategies Moderate Growth Fund	38,944 Shares		899,985
	Vanguard Mid Cap Index Signal Fund	34,009 Shares		1,461,692
	Vanguard Short Term Bond Index Signal Fund	101,442 Shares		1,064,118
	Vanguard Small Cap Index Signal Fund	13,191 Shares		626,441
	Vanguard Total Bond Market Index Signal Fund	133,313 Shares		1,407,791
	Vanguard Total International Stock Index Signal Fund	18,932 Shares		636,108
	Vanguard 500 Index Signal Fund	38,936 Shares		5,479,119
	Westport Select Capital Fund	69,579 Shares		1,586,407
*	Participant loans	4.25% - 8.25%	-	727,932
				$ 48,249,314

McSOLEY McCOY & CO.
Certified Public Accountants and Business Advisors

Exhibit A

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-41051) and Form S-8 (Nos. 333-34869, 333-34871, and 333-18845) of Merchants Bancshares, Inc. of our report dated July 31, 2014 appearing in this Annual Report on Form 11-K of The Merchants Bank 401(k) Employee Stock Ownership Plan for the year ended December 31, 2013.

McSoley McCoy & Co.

South Burlington, Vermont
VT Reg. No. 92-349

118 TILLEY DRIVE, SUITE 202, SOUTH BURLINGTON, VERMONT 05403
PHONE 802.658.1808 FAX 802.658.1779 WEB WWW.CPAVT.COM